SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 6 January 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Director Shareholding announcement made on 6 January 2005






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors following the vesting of awards under the BT Group Retention Share Plan to two participants.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following the vesting of awards under the BT Group Retention Share Plan to two participants.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

161,365 ordinary shares transferred to participants

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

49,421 shares at 208.5p
13,101 shares at 209.82p

13)  Date of transaction

6 January 2005

14) Date Company informed

6 January 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 6 January 2005 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 28,648,650 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 117,731 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 6 January 2005

End






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 6 January 2005